UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

MERCER INTERNATIONAL INC.

(Name of Issuer)

Shares of Common Stock, $1.00 Par Value

(Title of Class of Securities)

588056101

(CUSIP Number)

Jimmy S.H. Lee
Suite 2840, 655 West Georgia Street, Vancouver, B.C. V6B 4N8
Telephone:  (604) 684-1099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   [   ].

CUSIP No.              588056101

1)           Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

Jimmy S.H. Lee

2)	Check the Appropriate Box if a Member of a Group

(a)	[ ]
(b)	[ ]

3)            SEC Use Only

4)	Source of Funds	PF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)           Citizenship or Place of Organization                                                                           Canadian

Number of                                                      (7)  Sole Voting Power                                                        2,266,260
Shares Bene-
ficially                                                             (8)  Shared Voting Power                                                        0
Owned by
Each Reporting                                              (9)  Sole Dispositive Power                                               2,266,260
Person
With                                                               (10) Shared Dispositive Power                                                0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,266,260

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)	6.1%

14)	Type of Reporting Person	IN

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This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the Schedule 13D/A of Jimmy S.H. Lee dated February 14, 2005 and is being filed by Mr. Lee to report his security holdings of Mercer International Inc. ("Mercer").

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 4 relates to the shares of common stock, $1.00 par value (the "Shares") of Mercer, a corporation organized under the laws of the State of Washington, and having a principal executive office at Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada  V6B 4N8.

ITEM 2.	IDENTITY AND BACKGROUND.

This Amendment No. 4 is filed by Jimmy S.H. Lee.  Mr. Lee is a citizen of Canada with an address at Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada  V6B 4N8.  Mr. Lee serves as Chairman, President, Chief Executive Officer and a Director of Mercer.

During the last five years, Mr. Lee has not been convicted in a criminal proceeding, nor has Mr. Lee been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 29, 2008, Mr. Lee acquired 100,000 Shares for an aggregate amount of $750,695.91.  Mr. Lee used his personal funds to pay the purchase price for such Shares.

ITEM 4.	PURPOSE OF TRANSACTION.

Mr. Lee purchased the Shares in the open market for investment purposes only.

Except as described herein or as publicly disclosed by Mercer, Mr. Lee does not have any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act.  Mr. Lee reserves the right to acquire additional securities of Mercer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding Mercer or any of its securities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Jimmy S.H. Lee currently owns:

●	1,274,800 Shares;
●	116,460 restricted performance shares representing the maximum number of shares of common stock of Mercer to which he will be entitled. Each such restricted performance share represents one Share and up to the maximum number of Shares will vest after three years, depending upon the achievement of certain specified performance criteria including company performance, Share price performance and

Page 3 of 5 Pages

individual performance.  In the event of a change of control, the restricted performance shares may vest earlier than three years but remain subject to the performance criteria in determining the exact number of Shares which will vest with the individual;

●	40,000 restricted shares of common stock of Mercer in connection with his role as an executive officer of Mercer; and
●	options to acquire up to 835,000 Shares which are presently exercisable or exercisable within 60 days hereof,

representing, in aggregate, 6.1 % of the Shares outstanding on a diluted basis.  Mr. Lee holds the sole power to vote and dispose of all of the aforementioned securities.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2008
(Date)

/s/ Jimmy S.H. Lee
(signature)

Jimmy S.H. Lee
(Name)

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